U.S. Securities and Exchange Commission

April 6, 2011

4/6/2011

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	OmniComm Systems, Inc.

Form 10-K/A-1 for the Year Ended December 31, 2009

Filed October 5, 2010

Form 10-Q/A-1 for the Quarter Ended June 30, 2010

Filed October 27, 2010

File No. 000-25203

Dear Mr. Stringer:

I am in receipt of your correspondence dated March 4, 2011 regarding the above captioned Form 10-K/A-1 and Form 10-Q/A-1. Please find below our response to the comments included in that correspondence.

Response

Form 10-K/A-1

Item 9A(T). Controls and Procedures, page 43

Management’s Report on Internal Control, page 43

1.	We note your response to prior comment one of our letter dated January 21, 2011 and await the filing of your Amended Annual Report on Form 10-K for the year December 31, 2009.

The Company will endeavor to file its Amended Annual Report on Form 10-K for the year ended December 31, 2009 within two business days of the date of this correspondence.

2.	We could not locate your response to prior comments three and four of our letter dated January 21, 2011. Please confirm to us you will provide the corresponding revised disclosers in future filings aw we previously requested.

The Company affirms as requested in comment three of the SEC correspondence dated January 21, 2011 that it has enhanced its disclosures as it relates to the allocations of the purchase price of all assets and liabilities in its acquisitions previously disclosed in Notes 7 and 8 of its Annual Report on Form 10-K for the year ended December 31, 2009.

In addition, the Company affirms that in the future its conclusion on disclosure and controls procedures will be as of the end of the period covered by any periodic report filed on Form 10-Q or Form 10-K.

In connection with our response to the comments provided to the Company from the Securities and Exchange Commission in its correspondence dated March 4, 2011. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K/A-1 filed for the Year Ended December 31, 2009, and the Form 10-A/A-1 for the Quarter Ended June 30, 2010;

U.S. Securities and Exchange Commission

April 6, 2011

•	Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After reviewing the above please do not hesitate to contact me with any questions or comments you might have regarding our response at (954) 473-1254.

Sincerely,

/s/ Ronald T. Linares
Ronald T. Linares
Chief Accounting and Financial Officer
OmniComm Systems, Inc.